UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Rock-Tenn Company
(Exact name of registrant as specified in charter)

Georgia	001-12613	62-0342590
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

504 Thrasher Street, Norcross, Georgia	30071
(Address of principal executive offices)	(Zip Code)

Robert B. McIntosh, Executive Vice President, General Counsel and Secretary
(770) 448-2193
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01.  Conflict Minerals Disclosure and Report

Rock-Tenn Company (the “Company” or “us”) is filing this Form SD for calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Conflict Minerals Disclosure

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission impose certain reporting obligations on public companies that manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, tantalum, tin and tungsten (“Conflict Minerals”) that may have originated from the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of Item 1.01 of Form SD (“Covered Countries”). Under these rules, if any Conflict Minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured, we must conduct in good faith a reasonable country of origin inquiry to determine whether (a) any Conflict Minerals originated in the Covered Countries or (b) are from recycled or scrap sources, as defined by paragraph (d)(6) of Item 1.01 of Form SD.

Certain products manufactured by the Company or its subsidiaries during calendar year 2013 contained tin, gold, tantalum and tungsten, which were necessary to the functionality or production of those products. Specifically, a folding carton product manufactured by us to hold and dispense plastic wrap included a metal cutting edge component that contained tin. We also manufactured permanent displays that included components such as lighting fixtures, power sources and audio and video components that contained one or more of the Conflict Minerals.

We have determined after a good faith reasonable country of origin inquiry that none of the Conflict Minerals contained in products manufactured by the Company originated in the Covered Countries. As part of our reasonable country of origin inquiry, we required that all of our vendors complete detailed questionnaires regarding the inclusion of Conflict Minerals in the products that the vendors supplied to the Company. In the event there were any Conflict Minerals contained in a vendor’s products sold to us, we followed up with such vendor to find out whether those Conflict Minerals originated in one of the Covered Countries. Based on our inquiries, none of these vendors indicated that Conflict Minerals found in their products came from the Covered Countries, and we have no reason to believe that any Conflict Minerals contained in products manufactured by us originated in the Democratic Republic of Congo or any adjoining country.

This disclosure may be accessed on Rock-Tenn Company’s publicly available Internet website located at www.rocktenn.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ROCK-TENN COMPANY (Registrant)

Date: June 2, 2014	By:	/s/ Robert B. McIntosh
Robert B. McIntosh Executive Vice President, General Counsel and Secretary